================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 3)



                          INSITUFORM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           CLASS A COMMON STOCK,                              457667 10 3
               $.01 PAR VALUE
---------------------------------------------  ---------------------------------
      (Title of class of securities)                         (CUSIP number)


                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 25, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))

================================================================================


NYFS10...:\85\55385\0003\139\SCH7237P.470

-------------------------------           --------------------------------------
CUSIP No. 457667 10 3             13D                     Page 2
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:

          S.S. OR I.R.S. IDENTIFICATION NO.                    JEROME KALISHMAN
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   82,415
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 3,015,433
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              82,415
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            3,015,433

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               3,097,848
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             11.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 457667 10 3              13D                     Page 3
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:

          S.S. OR I.R.S. IDENTIFICATION NO.              ROBERT W. AFFHOLDER
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   1,307,858
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                     0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              1,307,858
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,307,858
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              4.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 457667 10 3              13D                     Page 4
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:

          S.S. OR I.R.S. IDENTIFICATION NO.              NANCY F. KALISHMAN
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                       0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 3,015,433
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:                  0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            3,015,433

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               3,015,433
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           11.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------           --------------------------------------
CUSIP No. 457667 10 3              13D                     Page 5
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:

          S.S. OR I.R.S. IDENTIFICATION NO.            XANADU INVESTMENTS, L.P.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            NOT APPLICABLE

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   MISSOURI
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                       0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 2,869,274
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:                  0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            2,869,274

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,869,274
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           10.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 PN

--------------------------------------------------------------------------------

      This is Amendment No. 3 to a Statement on Schedule 13D with respect to the class A common stock, $.01 par value (the "Common Stock"), of Insituform Technologies, Inc., a Delaware corporation (the "Company"), filed by a group comprised of Jerome Kalishman, Robert W. Affholder, Nancy F. Kalishman and Xanadu Investments, L.P. (collectively, the "Reporting Persons"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 2.     Identity and Background.

      As reported in Item 4 below, Kalishman and Affholder have executed a definitive agreement with the Company, certain of its directors and other persons settling the proxy contest of Kalishman and Affholder for the election of a slate of nominees to the Board of Directors of the Company at the 1997 Annual Meeting. Accordingly, Affholder has withdrawn as a member of the group filing this Amendment No. 3 to the Schedule 13D, effective with the filing with the Securities and Exchange Commission (the "SEC") of this Schedule 13D.

Item 4.     Purpose of Transaction.

      On July 25, 1997, the Company, the Reporting Persons, certain directors of the Company and Stephen P. Cortinovis entered into an Agreement (the "Agreement") settling the proxy contest of Kalishman and Affholder for the election of a slate of nominees to the Board of Directors of the Company at the 1997 Annual Meeting. Set forth below is a summary of the terms of the Agreement, which is subject to and qualified by the terms of the Agreement, which is attached to this Amendment No. 3 as an Exhibit and incorporated herein by reference.

      The Agreement provides for the submission to stockholders at the 1997 Annual Meeting of amendments to the Company's Certificate of Incorporation that would eliminate the classification of the Company's Board of Directors and cancel the arrangements set forth in Section 7.3 of the Agreement and Plan of Merger dated as of May 23, 1995 among the Company, ITI Acquisition Corp. and Insituform Mid-America, Inc. relating to the election and replacement of the Company's directors. The Agreement also provides for the amendment to the Company's Bylaws to reduce the size of the Board of Directors from thirteen to eight, subject to automatic increase to nine upon the election or appointment of the Additional Nominee (as defined in the Agreement).

      Subject to the stockholders' approval of the amendments to the Certificate of Incorporation referred to above, the Agreement provides that the Board will nominate and recommend for election as directors at the 1997 Annual Meeting Kalishman, Affholder, Paul A. Biddelman, Stephen P. Cortinovis, Silas Spengler, Anthony W. Hooper, Sheldon Weinig and Russell B. Wight, Jr. In addition, the Agreement provides that Mr. Wight will also have the right to select one additional nominee (the "Additional Nominee"), subject to the reasonable approval of Mr. Kalishman.

      Each party to the Agreement has agreed that he or it will cause all shares of Common Stock beneficially owned by such party to be voted at the 1997 Annual Meeting in favor of the amendments to the Company's Certificate of Incorporation contemplated by the Agreement and the election of the agreed-upon nominees as directors. Affholder and Kalishman agreed to terminate all activities with respect to their solicitation of proxies in connection with the 1997 Annual Meeting and agreed not to participate in any "solicitation" of any proxy with respect to matters to be presented at the 1997 Annual Meeting.

      The Agreement further provides that if during the period commencing with the election of directors at the 1997 Annual Meeting and ending immediately prior to the Company's 1999 Annual Meeting of Stockholders, any director then in office resigns or is unable to serve for any reason, such vacancy will be filled only with a designee chosen by both members of a nominating committee of the Board of Directors consisting of Mr. Wight and Mr. Kalishman, subject to the confirmation of the Board of Directors that such person possesses no characteristics that would disqualify him under applicable law from serving as a director. In the event Mr. Wight and Mr. Kalishman are unable to agree upon a designee to fill a vacancy, the matter will be referred to an Independent Nominator designated in the Agreement.

      The Agreement also provides that during the period commencing on the date of the Agreement and ending immediately prior to the 1999 Annual Meeting, each party to the Agreement will, among other things, cause all shares of capital stock of the Company that are beneficially owned by such party to be voted in favor of the election of the Company's nominees to the Board of Directors at the 1998 Annual Meeting, will not directly or indirectly solicit any proxies or consents with respect to the Company's voting stock or in any way participate in any "solicitation" of any proxy with respect to shares of the Company's voting stock or become a "participant" in any election contest with respect to the Company (provided that the foregoing shall not apply to actions taken in advance of the 1999 Annual

Meeting of Stockholders with respect to actions to be taken at the 1999 Annual Meeting, including, with limitation, the election of directors), will not form, join or otherwise participate in any "group" with respect to any voting stock of the Company, will not make any proposal or bring any business before any meeting of stockholders of the Company and will not call, request a call, or seek to call any special meeting of stockholders. The Agreement provides that the foregoing provisions will not prevent any party from taking actions in response to any "Extraordinary Proposal" (as defined in the Agreement) that is set forth in any preliminary or definitive proxy statement filed by the Company with the Commission.

      The Agreement also provides for reimbursement of the expenses of Affholder and Kalishman in connection with the proxy contest and the Amendment of the Agreement, dated October 25, 1995, as previously amended November 18, 1996, between the Company and Mr. Kalishman relating to Mr. Kalishman's service as Vice Chairman of the Company to extend for an additional year the term thereof (to December 9, 1999), provide for no compensation during the one-year extension and provide for continued office arrangements and secretarial service at the Company's head offices to be made available to Kalishman during the one-year extension.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

      See Item 4 above.

Item 7.     Material to be Filed as Exhibits.

      1. Agreement, dated of July 25, 1997 by and among Insituform Technologies, Inc., Jerome Kalishman, Nancy F. Kalishman, The Jerome and Nancy Kalishman Family Fund, Robert W. Affholder, Xanadu Investments, L.P., Paul A. Biddelman, Stephen P. Cortinovis, Anthony W. Hooper, Silas Spengler, Sheldon Weinig and Russell B. Wight, Jr.

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 25, 1997                        /s/Jerome Kalishman
                                             --------------------------
                                             Jerome Kalishman

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 25, 1997                        /s/Robert W. Affholder
                                             ----------------------
                                             Robert W. Affholder

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 1997                        /s/Nancy F. Kalishman
                                            ----------------------
                                            Nancy F. Kalishman

                                    SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 25, 1997                     Xanadu Investments, L.P.

                                          By: /s/Jerome Kalishman

                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

     1. Agreement, dated of July 25, 1997 by and among Insituform Technologies, Inc., Jerome Kalishman, Nancy F. Kalishman, The Jerome and Nancy Kalishman Family Fund, Robert W. Affholder, Xanadu Investments, L.P., Paul A. Biddelman, Stephen P. Cortinovis, Anthony W. Hooper, Silas Spengler, Sheldon Weinig and Russell B. Wight, Jr.